[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 31, 2014

VIA FEDEX AND EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lands’ End, Inc.

Amendment No. 2 to Registration Statement on Form 10-12B

Filed January 31, 2014

File No. 001-09769

Dear Mr. Reynolds:

On behalf of our client, Lands’ End, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 24, 2014, with respect to the filing referenced above.

Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 001-09769) (the “Registration Statement”) is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from the version of the Registration Statement filed on January 10, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

General

1.	We received your request for confidential treatment in regards to certain exhibits. Please note that any comments regarding the confidential treatment request will be delivered under separate cover in connection with our review of the Form 10.

Response: The Company acknowledges the Staff’s comment.

2.	We note your response regarding the financial advisor opinion. When available, please provide copies of the opinions delivered to the boards of directors.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 31, 2014

Response: The Company acknowledges the Staff’s comment and respectfully submits that it does not believe it would be necessary or appropriate to provide any such opinions in this context. The receipt of a solvency opinion is a condition to the completion of the spin-off that may be waived by Sears Holdings in its sole discretion. The Company also confirms that, as is customary with respect to opinions of this type, any such opinion obtained by the Sears Holdings board of directors will not contain any advice or recommendation as to whether Sears Holdings should engage in the spin-off (with respect to which the stockholders of Sears Holdings are not being asked to take any action) or any related transaction. In that regard, the Company also notes that the receipt of a solvency opinion is not included in Sears Holdings’ “Reasons for the Spin-Off” on pages 6 and 91 of the Information Statement and confirms that the Sears Holdings board of directors does not consider the receipt of a solvency opinion to be a reason to engage in the spin-off. Furthermore, the Company notes that any such opinion is intended for the sole benefit of the Sears Holdings board of directors.

Summary, page 1

3.	We note your revised disclosure in response to comment 3 of our letter dated January 2, 2014. Please supplementally provide us with a copy of the third party analysis of your customer file.

Response: The Company is providing the Staff, under separate cover contemporaneously herewith, additional data regarding the age and income attributes of 2012 buyers, which the Company extracted from customer attribute data appended to the Company’s customer file by its third-party consumer information provider. The provider developed this data based on its analysis of our customer file using its own proprietary demographic, behavioral, lifestyle, financial and home attribute database. The Company is providing this information on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) and requests that such materials be returned promptly following completion of the Staff’s review thereof.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

4.	We note your revised disclosure in response to comment 4 of our letter dated January 2, 2014, including your belief that you will not require a significant number of new employees to perform transition services. It is unclear if you plan to hire retail staff formerly provided by Sears, for example in your store-within-a store operations. We note the disclosure on page 20 indicating that the success of your retail segment is dependent on those operations. Please revise to clarify to what extent it will be necessary to hire employees for permanent roles in the company post spin-off.

Response: The Information Statement has been revised on pages 41, 42 and 87 in response to the Staff’s comment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 31, 2014

Liquidity and Capital Resources, page 47

5.	We note your revised disclosure in response to comment 8 of our letter dated January 2, 2014 and we partially reissue the comment. Please revise to further address, in approximate quantified terms, your historical sources of cash (including “from our parent company”), and as anticipated through the revolving credit facility you are pursuing. In this regard, we also note your response to prior comment 16.

Response: The Information Statement has been revised on page 47 in response to the Staff’s comment.

Financial Instruments with Off-Balance Sheet Risk, page 49

6.	We note your revised disclosure in response to comment 9 of our letter dated January 2, 2014 and we partially reissue the comment. We note your expectation that upon completion of the separation, Sears Holdings “will terminate its support of the LC Facility and that SRAC will no longer issue letters of credit to secure the LC Facility.” We further note that you anticipate Sears Holdings “will no longer cause letters of credit to be issued for [y]our benefit” upon completion of the separation. It is unclear why you believe these events will not have a material impact. Please revise or advise. In this regard, we note that the company is pursuing a revolving credit facility. Please also revise to discuss the implication(s) to the company if such pursuit is not successful.

Response: The Company expects that the revolving credit facility it is pursuing will provide for the issuance of letters of credit that will replace the termination of the arrangements currently provided or supported by Sears Holdings and SRAC, and that as a consequence such termination would not have a material impact on the Company’s ability to pay for inventory. The Company has revised pages 47, 48, 50, 53 and 88 of the Information Statement to further describe the revolving credit facility, and will promptly disclose the terms of any such financing transaction and complete other information in the Registration Statement relating thereto in a subsequent amendment to the Registration Statement.

Certain Relationships and Related Party Transactions, page 85

7.	We note your response to prior comment 14. Please further advise us why you believe the Call Center, Co-Location and other agreements are ordinary course. For example, advise us if you have similar agreements with other outlets.

Response: The Company respectfully submits that filing these agreements as material contracts “not made in the ordinary course of business” could improperly associate them

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 31, 2014

with the contracts already disclosed and expected to be disclosed under Item 601(b) of Regulation S-K. The Company also respectfully reiterates that it does not believe these agreements to be material in either amount or significance and submits the following additional support for its determination that the above-mentioned agreements are “ordinary course”:

Co-Location and Services Agreement

The Co-Location and Services Agreement provides for the hosting and support of certain redundant information technology services in connection with disaster mitigation and recovery efforts. The Company believes this is an arrangement that ordinarily accompanies any business that relies on information technology systems, and that termination or suspension of this agreement would not be of material significance to the Company. Additionally, the Company believes that, if necessary, it would be able to supplement or replace this agreement with an agreement(s) on similar terms with a third party.

Gift Card Services Agreement

The Company is party to an agreement under which a subsidiary of Sears Holdings provides certain services relating to the issuance, use and settlement of gift cards and gift certificates, which will be amended in connection with the spin-off. The agreement currently governs and, following the contemplated amendment, will continue to govern the issuance and redemption of, and certain administrative matters relating to, Company branded gift cards and gift certificates and other gift cards and gift certificates issued by the subsidiary of Sears Holdings. The Company believes this is an arrangement that ordinarily accompanies the business of selling clothing and accessories at retail and notes that it may, following the spin-off, engage alternative providers of such services. The Company also believes that termination or suspension of this agreement would not be of material significance to the Company. Additionally, the Company believes that, if necessary, it would be able to supplement or replace this agreement with an agreement(s) on similar terms with a third party.

Call Center Services Agreement

The Company has entered into an agreement with Sears Holdings to provide call center services in support of Sears Holdings’ SYW program. The Company does not receive significant revenue or incur significant costs under this agreement, and the Company believes that termination or suspension of this agreement would not be of material significance to the Company.

Reasons for the Spinoff, page 90

8.	We note your revised disclosure in response to comment 15 of our letter dated January 2, 2014 and we partially reissue the comment. Please revise to discuss in greater detail the “company’s anticipated operating performance and cash flows, anticipated financial covenants, anticipated business plans,” which the board reviewed as a basis for its decision.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 31, 2014

Response: The Company respectfully notes that while the disclosure regarding the belief of the Sears Holdings board of directors that the financial terms of the spin-off are appropriate for the Company appears under a section relating to the potential benefits of the spin-off, the sentence itself is merely an observation about the terms of the spin-off and does not directly speak to the reasons why the Sears Holdings board of directors chose to pursue the spin-off. The Company also notes that such disclosure is not required under the provisions of Form 10 or Regulation S-K. Consequently, the Company has revised the Information Statement on pages 6 and 91 to remove the sentence altogether, to avoid any potential investor confusion.

Description of Our Capital Stock, page 99

9.	We note your disclosure entitled Exclusive Forum on page 100. Please discuss the effect of such provision on investors. Given the lawsuits challenging the validity of choice of forum provisions in certificates of incorporation, please also disclose that it is possible that a court could rule that your provision is inapplicable or unenforceable. Also include separate risk factor disclosure discussing the risks attendant to the choice of forum provision included in your amended and restated certificate of incorporation.

Response: While the Company believes that as result of recent case law in Delaware (see Boilermakers Local 154 Ret. Fund v. Chevron Corp., C.A. No. 7220-CS (Del. Ch. June 25, 2013)), the enforceability of the choice-of-forum provision is less in doubt than during prior periods, the Information Statement has been revised on page 101 in response to the Staff’s comment. The Company respectfully submits that it does not regard the potential risks to it or the securities being registered that may arise out of a court finding the choice-of-forum provision inapplicable or unenforceable as sufficiently significant to warrant a separate risk factor disclosure. Furthermore, the Company notes that information statements for issuers that have not chosen to include choice-of-forum provisions in the first place do not typically include a risk factor about the absence of such provisions (which would constitute a position equivalent to having such a provision become unenforceable).

Financial Statements

Notes to Financial Statements

Pro Forma Financial Information

10.	Upon finalization of the spin off and distribution, please confirm that you will include pro forma earnings per share giving effect to the spin off for the required periods. In addition, disclose the impact of any new agreements or modified agreements and any other transactions, as a result of the spin-off.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 31, 2014

Response: The Company acknowledges the Staff’s comment and confirms that pro forma earnings per share information and the impact of any new or modified agreements or other transactions as a result of the spin-off will be provided in a subsequent amendment to the Registration Statement.

Mr. John Reynolds

U.S. Securities and Exchange Commission

January 31, 2014

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 2, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1393 or by email at IKirman@wlrk.com.

Sincerely,

/s/ Igor Kirman

Igor Kirman

Enclosures

cc:	Edgar O. Huber
Chief Executive Officer
Lands’ End, Inc.

Dorian R. Williams
Vice President and Deputy General Counsel
Sears Holdings Corporation